UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 6)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Taro Pharmaceutical Industries Ltd.

(Name of the Issuer)

Taro Pharmaceutical Industries Ltd.

Sun Pharmaceutical Industries Ltd.

Alkaloida Chemical Company ZRT

The Taro Development Corporation

Sun Pharma Holdings

Libra Merger Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal (par) value NIS 0.0001 per share

(Title of Class of Securities)

M8737E108

(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd. 14 Hakitor Street Haifa Bay 2624761, Israel +972 4 8475600

Sun Pharmaceutical Industries

Ltd.

Registered Office: SPARC,

Tandalja, Vadodara – 390 012,

Gujarat, India

Corporate Office: Sun House, Plot

No. 201 B/1, Western Express

Highway, Goregaon (E), Mumbai –

400063, Maharashtra, India

+9122 4324 4324

Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004
The Taro Development Corporation c/o Taro Pharmaceutical U.S.A., Inc. 3 Skyline Drive Hawthorne, NY 10532 +1 914-345-9001	Sun Pharma Holdings c/o Rogers Capital Corporate Services Limited 3rd Floor, Rogers House, No. 5 President John Kennedy Street Port Louis, Mauritius + 230 203 1100	Libra Merger Ltd. c/o Alkaloida Chemical Company ZRT Kabay János u. 29 H-4440 Tiszavasvari, Hungary +3648521004

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Maxim O. Mayer- Cesiano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West, New York, NY 10001 Tel: +1-212-735-3000	Adam M. Klein, Adv. Daniel P. Kahn, Adv. Goldfarb Gross Seligman & Co. One Azrieli Center Round Tower Tel Aviv 6701101, Israel +972-3-607-4444	Clifford M.J. Felig, Adv. Jonathan M. Nathan, Adv. Benjamin Bekkerman, Adv. Meitar | Law Offices 16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel +972-3-610-3171	Richard B. Alsop, Esq. George Karafotias, Esq. Allen Overy Shearman Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1-212-450-4500	Nir Dash, Adv. Niv Sivan, Adv. Herzog, Fox & Neeman Herzog Tower 6 Yitzhak Sade St. Tel Aviv 6777506, Israel +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 6 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Taro Pharmaceutical Industries Ltd., an Israeli company (“Taro” or the “Company”) and the issuer of the ordinary shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”); (c) Alkaloida Chemical Company Zrt., a corporation organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”); (d) The Taro Development Corporation, a corporation organized under the laws of New York and under the control of Sun Pharma (“TDC”); (e) Sun Pharma Holdings, a corporation organized under the laws of Mauritius and a direct wholly owned subsidiary of Sun Pharma (“SPH”); and (f) Libra Merger Ltd., an Israeli company under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida, TDC and SPH (“Merger Sub”).

This Schedule relates to the Agreement of Merger, dated as of January 17, 2024 (the “Merger Agreement”), by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub (collectively, the “Sun Pharma Entities”) and Taro. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Taro (the “Merger”), and each outstanding Ordinary Share (other than such shares held by Sun Pharma and its affiliates or Taro and subsidiaries of Taro) will be converted into the right to receive $43.00 in cash, without interest and subject to any applicable withholding taxes. Sun Pharma, Alkaloida, TDC, and SPH expect to fund the aggregate merger consideration and all related fees and expenses with cash or cash equivalents on hand. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) must be approved by (a) the affirmative vote of at least 75% of the total voting power of Taro present (in person or by proxy) and voting at the extraordinary general meeting, including at least a majority of the total voting power held by holders other than Sun Pharma and its affiliates, their relatives, persons voting on their behalf or any other holders having a personal interest (under the Israeli Companies Law 5759-1999, as amended, and all rules and regulations promulgated thereunder) in the Merger (the “Interested Shareholders”) and voting thereon, unless the total voting power held by Taro shareholders other than the Interested Shareholders (the “Minority Shareholders”) and voting against the merger does not exceed 2% of the total voting power of the Company; (b) the affirmative vote of at least 75% of the Taro ordinary shares present (in person or by proxy) and voting at the ordinary class meeting; and (c) the affirmative vote of at least 75% of the founders’ shares of Taro (the “Founder Shares”) present (in person or by proxy) and voting at the founders class meeting.

Sun Pharma, Alkaloida, TDC, SPH and their respective Affiliates have agreed to vote or cause to be voted any and all Ordinary Shares and Founder Shares (a) beneficially owned by Sun Pharma, Alkaloida, TDC, SPH or their respective Affiliates or (b) with respect to which they have the power (by agreement, proxy or otherwise) to cause to be voted in favor of the approval of the Transactions (and at any adjournments or postponements thereof) and to cause their personal interest in such vote to be duly disclosed to the Company.

Upon completion of the Merger, the Company will become a privately-held company, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and its Ordinary Shares will no longer be listed on the New York Stock Exchange.

Taro has mailed a proxy statement (the “Proxy Statement”) relating to (a) the extraordinary general meeting of Taro shareholders, (b) the general meeting of holders of Ordinary Shares and (c) the class meeting of the holders of the Founder Shares, at which the shareholders of Taro will consider and vote upon a proposal to approve the terms of the Transactions contemplated by the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

This Amendment is being filed to amend and supplement the Proxy Statement. The information contained in this Amendment is incorporated by reference into the Proxy Statement. All page references in this Amendment are to pages in the Proxy Statement. Terms used in this Amendment, but not otherwise defined herein, have the meanings ascribed to such terms in the Proxy Statement.

To the extent that information in this Amendment differs from, or updates information contained in, the Proxy Statement, the information in this Amendment shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Amendment or the documents referred to, contained in or incorporated by reference in this Amendment, the Proxy Statement, the appendices to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

Items 1 through 15.

The Proxy Statement and Items 1 through 15 of the Transaction Statement, to the extent such Items 1 through 15 incorporate by reference the information contained in the Proxy Statement, are hereby amended and supplemented by adding the following disclosure thereto:

“On May 22, 2024, at an Extraordinary General Meeting and an Ordinary Class Meeting, each of which was duly convened to approve the Merger and at which the requisite quorum was present, the Merger was approved by the affirmative vote of Taro shareholders (including a vote of the majority of shares held by Taro shareholders unaffiliated with Sun Pharma).”

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(3)(i)*	Proxy Statement of Taro Pharmaceutical Industries Ltd.

(a)(3)(ii)*	Form of Proxy Card (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)*	Press release, dated January 17, 2024 (incorporated by reference to Exhibit 99.59 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(a)(3)(iv)*	Press release, dated April 15, 2024.

(a)(3)(v)*	Summary advertisement dated April 15, 2024.
(a)(3)(vi)*	Press release, dated May 8, 2024.

(a)(3)(vii)	Press release, dated May 23, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Taro on May 23, 2024).

(c)(1)*	Opinion of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024 (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 23, 2023.

(c)(3)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated October 27, 2023.

(c)(4)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated November 29, 2023.

(c)(5)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 4, 2023.

(c)(6)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated December 6, 2023.

(c)(7)*	Presentation of BofA Securities, Inc. to the Special Committee of the Board of Directors of Taro, dated January 17, 2024.

(d)(1)*	Agreement of Merger, dated as of January 17, 2024, by and among Sun Pharma, Alkaloida, TDC, SPH, Merger Sub and Taro (incorporated by reference to Exhibit 99.58 to Sun Pharma’s Amendment No. 30 to Schedule 13D, filed on January 17, 2024).

(g)	Not applicable.

107*	Filing Fee Exhibit.
*	Previously filed.

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ C.S. Muralidharan
Name:	C.S. Muralidharan
Title:	Chief Financial Officer

SUN PHARMA HOLDINGS

By:	/s/ Rajesh Shah
Name:	Rajesh Shah
Title:	Director

ALKALOIDA CHEMICAL COMPANY ZRT.

By:	/s/ Peter Andreidesz
Name:	Peter Andreidesz
Title:	Director

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Sudhir Valia
Name:	Sudhir Valia
Title:	Director

LIBRA MERGER LTD.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Director